                                                Filed pursuant to Rule 424(b)(3)
                                                SEC File No. 333-19013
================================================================================

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                   FORM 10-Q
(MARK ONE)

[X]QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15 (D) OF THE
   SECURITIES EXCHANGE OF 1934

FOR THE QUARTERLY PERIOD ENDED JANUARY 31, 1997

                                      OR

[_]TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE
   SECURITIES EXCHANGE ACT OF 1934

FOR THE TRANSITION PERIOD FROM         TO

COMMISSION FILE NUMBER : 0-13399

                             LATEX RESOURCES, INC.
            (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

          DELAWARE                                   73-1405081
-------------------------------           ------------------------------------
(State or other jurisdiction of           (I.R.S. Employer Identification No.)
Incorporation or organization)

4200 EAST SKELLY DRIVE, SUITE 1000, TULSA, OKLAHOMA        74135
---------------------------------------------------      ---------
    (Address of principal executive offices)             (Zip Code)


                                 918-747-7000
             (Registrant's telephone number, including area code)

-------------------------------------------------------------------------------
        (Former name or former address, if changed since last report.)

  Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Act of 1934 during the preceding 12 months (or for such reports), and (2) has been subject to such filing requirements for the past 90 days.

                                 Yes  X   No
                                     ---     ----

  As of March 14, 1997, there were 19,805,495 shares of the Registrant's single class of common stock issued and outstanding.

================================================================================

                             LATEX RESOURCES, INC.

                  INDEX TO FORM 10-Q FOR THE QUARTERLY PERIOD
                            ENDED JANUARY 31, 1997

PART I--FINANCIAL INFORMATION

ITEM 1. FINANCIAL STATEMENTS

                                                                            PAGE
                                                                            ----
  Consolidated Condensed Balance Sheets as of January 31, 1997 and July 31,
   1996 ...................................................................   3
  Consolidated Condensed Statements of Operations for the six months and
   three months ended January 31, 1997 and 1996............................   5
  Consolidated Condensed Statements of Stockholders' Equity for the six
   months ended January 31, 1997...........................................   6
  Consolidated Condensed Statements of Cash Flows for the six months and
   three months ended January 31, 1997 and 1996............................   7
  Notes to Consolidated Condensed Financial Statements.....................   9

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
 RESULTS OF OPERATIONS.....................................................  10

PART II--OTHER INFORMATION

ITEM 1. LEGAL PROCEEDINGS..................................................  18

  The information called for by, Item 2. Changes in Securities, Item 3. Default
Upon Senior Securities, Item 4. Submission of Matters to a Vote of Security
Holders, Item 5. Other Information and Item 6. Exhibits and Reports on Form 8-K has been omitted as either inapplicable or because the answer thereto is negative.

SIGNATURES.................................................................  20

                                     PART I

                             FINANCIAL INFORMATION

ITEM 1. FINANCIAL STATEMENTS

                             LATEX RESOURCES, INC.

                     CONSOLIDATED CONDENSED BALANCE SHEETS

                             JANUARY 31, 1997 JULY 31, 1996
           ASSETS              (UNAUDITED)      (AUDITED)
           ------            ---------------- -------------
Current assets:
  Cash......................   $    27,670     $    19,337
  Accounts receivable-net...     2,680,488       3,324,309
  Accounts and notes receiv-
   able-other...............         3,884         515,820
  Inventories...............       175,493         175,493
  Other current assets......        58,245          27,587
  Assets held for resale....       164,792         164,792
                               -----------     -----------
    Total current assets....   $ 3,110,572     $ 4,227,338
                               -----------     -----------
Property, plant, and equip-
 ment:
  Oil and gas properties--at
   cost.....................   $35,379,541     $41,264,573
  Other depreciable assets..       855,513         854,259
                               -----------     -----------
                               $36,235,054     $42,118,832
  Less accumulated deprecia-
   tion and depletion.......     8,826,463      10,173,524
                               -----------     -----------
  Net property, plant and
   equipment................   $27,408,591     $31,945,308
                               -----------     -----------
Other assets:
  Notes receivable-net of
   current portion..........   $        --     $   757,500
  Deposits and other assets.       123,839         130,734
  Accounts and notes receiv-
   able-related parties.....            --         392,297
  Intangible assets, net of
   amortization.............     1,357,592       1,512,899
                               -----------     -----------
    Total other assets......     1,481,431       2,793,430
                               -----------     -----------
Total assets................   $32,000,594     $38,966,076
                               ===========     ===========

     See accompanying notes to consolidated condensed financial statements.

                             LATEX RESOURCES, INC.

                                                     JANUARY 31, 1997 JULY 31, 1996
        LIABILITIES AND STOCKHOLDERS EQUITY            (UNAUDITED)      (AUDITED)
        -----------------------------------          ---------------- -------------
Current liabilities:
  Accounts payable..................................   $ 10,018,608   $  9,057,707
  Accounts payable-other............................        880,424        132,000
  Accrued expenses payable..........................        523,584        607,055
  Current portion long-term debt....................   $ 18,758,909     22,235,867
                                                       ------------   ------------
    Total current liabilities.......................     30,181,525     32,032,629
                                                       ------------   ------------
Other liabilities...................................   $    565,000   $    615,000
                                                       ------------   ------------
    Total liabilities...............................   $ 30,746,525   $ 32,647,629
                                                       ------------   ------------
Stockholders' equity:
  Preferred stock--par value $0.01; 5,000,000 shares
   authorized:
    Series A convertible preferred stock ($10.00
     liquidation preference), 454,290 and 449,828
     issued and outstanding at January 31, 1997 and
     July 31, 1996, respectively....................   $      4,543   $      4,498
    Series B convertible preferred stock ($10.00
     liquidation preference), 509,259 and 480,025
     issued and outstanding at January 31, 1997 and
     July 31, 1996, respectively....................          5,093          4,800
  Common stock--par value $.01; 50,000,000 shares
   authorized; 20,813,995 and 19,123,995 issued and
   outstanding at January 31, 1997 and July 31,
   1996, respectively...............................        208,140        191,240
  Additional paid-in capital........................     19,202,981     18,355,134
  Accumulated deficit...............................    (17,677,323)   (11,747,860)
  Treasury stock 1,008,500 common shares at cost....       (489,365)      (489,365)
                                                       ------------   ------------
    Total stockholders' equity......................   $  1,254,069   $  6,318,447
                                                       ------------   ------------
Total liabilities and stockholders' equity..........   $ 32,000,594   $ 38,966,076
                                                       ============   ============


     See accompanying notes to consolidated condensed financial statements.

                             LATEX RESOURCES, INC.

                 CONSOLIDATED CONDENSED STATEMENT OF OPERATIONS

                           THREE MONTHS
                              ENDED        THREE MONTHS ENDED   SIX MONTHS ENDED   SIX MONTHS ENDED
                         JANUARY 31, 1997   JANUARY 31, 1996    JANUARY 31, 1997   JANUARY 31, 1996
                           (UNAUDITED)    (RESTATED, UNAUDITED)   (UNAUDITED)    (RESTATED, UNAUDITED)
                         ---------------- --------------------- ---------------- ---------------------
Revenue:
  Oil and gas sales.....   $  1,180,445        $2,848,059         $  3,558,146       $  5,882,811
  Crude oil and gas
   marketing............         42,228           114,737              132,455            303,580
  Lease operations and
   management fees......        205,385           166,346              455,274            402,079
                           ------------        ----------         ------------       ------------
    Total operating
     income.............   $  1,428,058        $3,129,142         $  4,145,875       $  6,588,470
Operating expenses:
  Lease operating
   expense..............   $  1,091,733        $1,909,659         $  2,557,281       $  3,471,175
  Cost of crude oil &
   gas marketing........          5,605            31,491               22,876            115,674
  General &
   administrative
   expense..............        802,691           798,105            2,697,435          1,545,968
  Depreciation,
   depletion and
   amortization.........        862,406         1,351,353            3,469,957          2,599,332
  Dry hole costs and
   abandonments.........         (5,672)           27,775               16,441            101,068
                           ------------        ----------         ------------       ------------
    Total operating
     expenses              $  2,756,763        $4,118,383         $  8,763,990       $  7,833,217
                           ------------        ----------         ------------       ------------
Net operating loss......   $ (1,328,705)       $ (989,241)        $ (4,618,115)      $ (1,244,747)
Other income:
  Equity in losses and
   writeoffs of
   investments in
   affiliates...........   $    (16,746)       $  (30,500)        $    (16,746)      $    (72,000)
  Gain on sale of
   assets...............         38,487         1,292,279              106,520          1,292,279
  Interest Income.......          1,688             4,842               33,622             43,495
  Interest Expense......       (497,966)         (568,843)          (1,097,784)        (1,149,510)
                           ------------        ----------         ------------       ------------
Net loss................   $ (1,803,242)       $ (291,463)        $ (5,592,503)      $ (1,130,483)
Preferred stock
 dividends..............   $    170,710        $  139,760         $    336,960       $    275,990
                           ------------        ----------         ------------       ------------
Net loss for common
 shareholders...........   $ (1,973,952)       $ (431,223)        $ (5,929,463)      $ (1,406,473)
                           ============        ==========         ============       ============
Loss per share for
 common shareholders....   $      (0.09)       $    (0.02)        $      (0.29)      $      (0.08)
                           ============        ==========         ============       ============
Weighted average number
 of shares outstanding..     20,813,995        18,022,195           20,069,940         17,986,325
                           ============        ==========         ============       ============

    See accompanying notes to consolidated condensed financial statements.

                             LATEX RESOURCES, INC.

           CONSOLIDATED CONDENSED STATEMENTS OF STOCKHOLDERS' EQUITY

                       SIX MONTHS ENDED JANUARY 31, 1997

                         PREFERRED STOCK           ADDITIONAL                           TOTAL
                         ----------------- COMMON   PAID-IN   ACCUMULATED  TREASURY  STOCKHOLDERS
                         CLASS A  CLASS B   STOCK   CAPITAL     DEFICIT     STOCK       EQUITY
                         -------- -------- ------- ---------- -----------  --------  ------------
Balance July 31, 1996... $  4,498    4,800 191,240 18,355,134 (11,747,860) (489,365)   6,318,447
Issued 4,462 shares of
 Class A and 29,234
 shares of Class B in
 lieu of cash dividends.       45      293      --    336,622    (336,960)       --           --
Issued 1,690,000 shares
 for employee bonus.....       --       --  16,900    511,225          --        --      528,125
Net loss................       --       --      --         --  (5,592,503)       --   (5,592,503)
                         --------  ------- ------- ---------- -----------  --------   ----------
Balance January 31,
 1997................... $  4,543    5,093 208,140 19,202,981 (17,677,323) (489,365)   1,254,069
                         ========  ======= ======= ========== ===========  ========   ==========



     See accompanying notes to consolidated condensed financial statements.

                             LATEX RESOURCES, INC.

                CONSOLIDATED CONDENSED STATEMENTS OF CASH FLOWS

                                        SIX MONTHS ENDED    SIX MONTHS ENDED
                                        JANUARY 31, 1997    JANUARY 31, 1996
                                          (UNAUDITED)    (UNAUDITED) (RESTATED)
                                        ---------------- ----------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net loss.............................   $ (5,592,503)       $ (1,130,483)
  Adjustments to reconcile net loss to
   net cash provided by (used in) oper-
   ating activities:                               --                  --
    Depreciation, amortization and
     depletion.........................      3,469,957           2,599,332
    Gain on sale of assets.............       (106,520)         (1,292,279)
    Equity in losses and writeoffs of
     investments in affiliates.........         16,746              72,000
    Dryhole costs and abandonments.....         16,441             101,068
    Employee bonus.....................        528,125                 --
    Forgiveness of debt................        384,744                 --
    Changes in assets and liabilities:
      Accounts receivable..............        643,821             (84,604)
      Accounts and notes receivable-
       related parties.................         (7,257)
      Inventories......................            --             (129,446)
      Other assets.....................        (23,763)              1,160
      Prepaid expenses.................            --              (97,235)
      Accrued expenses payable.........        (83,471)            (87,916)
      Accounts payable.................      1,709,325             (52,135)
      Other liabilities................        (50,000)                --
                                          ------------        ------------
Net cash provided by (used in)
 operating activities..................        905,645            (100,538)
                                          ------------        ------------
Cash flows from investing activities:
  Proceeds from sale of property and
   equipment...........................      1,573,625           2,885,320
  Purchases of property and equipment..       (261,479)         (2,297,023)
  Collections on notes receivable......      1,267,500                 --
                                          ------------        ------------
Net cash provided by (used for)
 investing activities..................      2,579,646             588,297
                                          ------------        ------------


     See accompanying notes to consolidated condensed financial statements

                             LATEX RESOURCES, INC.

                                        SIX MONTHS ENDED    SIX MONTHS ENDED
                                        JANUARY 31, 1997    JANUARY 31, 1996
                                          (UNAUDITED)    (UNAUDITED) (RESTATED)
                                        ---------------- ----------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Payments on notes payable............    (3,476,958)           (801,988)
                                          -----------          ----------
  Net cash used for financing
   activities..........................    (3,476,958)           (801,988)
                                          -----------          ----------
  Net increase (decrease) in cash and
   cash equivalents....................         8,333            (314,229)
  Cash and cash equivalents beginning
   of period...........................   $    19,337          $  314,229
                                          -----------          ----------
  Cash and cash equivalents end of
   period..............................   $    27,670          $       --
                                          ===========          ==========
Supplemental disclosures of cash flow
 information:
  Cash paid during the period for
   interest............................   $ 1,097,784          $1,149,510
                                          ===========          ==========



     See accompanying notes to consolidated condensed financial statements.

                             LATEX RESOURCES, INC.

             NOTES TO CONSOLIDATED CONDENSED FINANCIAL STATEMENTS

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

INTERIM REPORTING

  The interim consolidated condensed financial statements reflect all adjustments which, in the opinion of management, are necessary for a fair presentation of the results for the interim periods presented. All such adjustments are of a normal recurring nature. Due to the seasonal nature of the business, the results of operations for the six months ended January 31, 1997 are not necessarily indicative of the results that may be expected for the year ended July 31, 1997. For further information refer to the consolidated fianancial statements and footnotes thereto included in the Company's Annual Report on Form 10-K for the year ended July 31, 1996.

RECLASSIFICATION

  Certain amounts in the January 1996 consolidated condensed financial statements have been reclassified to conform with the January 1997 presentation.

ADOPTION OF STATEMENT OF FINANCIAL ACCOUNTING STANDARDS NO. 121

  Effective August 1, 1996, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of, which requires impairment losses to be recognized for long-lived assets when indicators of impairment are present and the undiscounted cash flows are not sufficient to recover the assets carrying amount. The impairment loss is measured by comparing the fair value of the asset to its carrying amount. Fair values are based on discounted future cash flows or information provided by sales and purchases of similar assets. Under SFAS No. 121. the Company now evaluates impairment of production assets on a well by well basis rather than using a total company basis for its proved properties. As a result, the Company recognized a pre-tax impairment loss of $1.4 million in the three months ended October 31, 1996. Such a loss is included in depreciation, depletion and amortization expense.

RESTATEMENT OF PRIOR YEAR

  Effective March 31, 1995 the Company acquired Germany Oil Company ("Germany") in a purchase transaction. The net assets acquired consisted primarily of oil and gas properties. In connection with the transaction the Company failed to allocate the purchase price to all assets acquired as required by generally accepted accounting principles. During fiscal 1996 the Company, based on the reports of independent petroleum engineers, reallocated the adjusted purchase price as of the date of acquisition. Accordingly, the previously reported 1995 amounts have been restated as follows:

                                                                    STATEMENT OF
                                               ASSET     LIABILITY   OPERATIONS
                                             INCREASE    (INCREASE)  (INCREASE)
                                            (DECREASE)    DECREASE    DECREASE
                                            -----------  ---------- ------------
Oil and gas properties..................... $ 7,859,993  $      --    $    --
Goodwill...................................  (9,929,199)        --         --
Deferred loan cost.........................     871,270         --         --
Accounts payable...........................         --    1,197,936        --
Goodwill amortization......................    (220,650)        --     220,650
Depletion expense..........................     (49,283)        --      49,283
Amortization expense.......................      58,085         --     (58,085)
                                            -----------  ----------   --------
  Total.................................... $(1,409,784) $1,197,936   $211,848
                                            ===========  ==========   ========

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

PROPOSED MERGER WITH ALLIANCE RESOURCES PLC

  As a result of the demands placed upon the Company by its primary lender, the Company's continuing working capital deficit, its deteriorating financial condition and the inability of the Company to raise additional debt or equity capital, management of the Company, in the fourth quarter of fiscal 1996, determined to seek an equity infusion through a strategic merger with a suitable merger candidate. Management's primary objective in seeking a merger partner was to solve the working capital deficit of the Company through an equity infusion while minimizing dilution to the shareholders. Although the Company considered several potential transactions, Alliance Resources Plc ("Alliance") emerged as the candidate most likely to meet the objectives of the Company. The Company has entered into an Agreement and Plan of Merger ("Alliance Merger Agreement") dated August 12, 1996 with Alliance Resources Plc, a company organized under the laws of the United Kingdom ("Alliance"), pursuant to which the Company will merge ("Alliance Merger") with a wholly-owned U.S. subsidiary of Alliance.

  Under the terms of the Alliance Merger Agreement and after giving effect to a 1 for 40 reverse stock split to be completed by Alliance, the holders of the Company's common stock will receive 0.85981 ordinary shares of Alliance for each share of such common stock, the holders of the Company's Series A Convertible Preferred Stock will receive 2.58201 ordinary shares of Alliance for each share of such Series A Convertible Preferred Stock, and the holders of the Company's Series B Senior Convertible Preferred Stock will receive
6.17632 ordinary shares of Alliance for each share of such Series B senior Convertible Preferred Stock. Following the Alliance Merger, the holders of the Company's common and preferred stock will own, as a group, approximately 72% of the issued and outstanding ordinary shares of Alliance and the Company will become a wholly-owned subsidiary of Alliance. Holders of outstanding warrants to purchase shares of the Company's common stock will receive from Alliance replacement warrants to purchase shares of Alliance ordinary shares on substantially the same terms.

  It is anticipated that the merger will provide the Company with sufficient capital resources to eliminate its existing working capital deficit, refinance the Company's senior debt and eliminate the hedging agreements, and provide development capital for exploration of the Company's oil and gas properties. In addition, the Company believes that the combination of the two companies provides strategic benefits to the Company important to its long-term growth and the enhancement of shareholder value. Although Alliance's domestic oil and gas operations are significantly smaller than the Company's, the Company believes that the merger will enhance the overall financial strength of the Company and provide a stable platform from which future growth can be achieved. The strategic objectives of the combined Company will be to continue a policy of structured and stable growth in the domestic U.S. oil and gas sector while implementing projects in Western Europe, the Middle East and the former Soviet Union.

DISPOSITION OF OIL AND GAS PROPERTIES

  The Company closed two oil and gas property sales for approximately $1,500,000 during the six months ended January 31, 1997. The sales proceeds approximated net book value.

RESULTS OF OPERATIONS

  The following is a discussion of the results of operations of the Company for the three and six months ended January 31, 1997 after giving effect to the restatement discussed in "Restatement of Prior Year". This discussion should be read in conjunction with the Company's unaudited Consolidated Condensed Financial Statements and the notes thereto included in Part I of this Quarterly Report.

  The Company follows the "successful efforts" method of accounting for its oil and gas properties whereby costs of productive wells and productive leases are capitalized and amortized on a unit-of-production basis over the life of the remaining proved reserves. Amortization of capitalized costs is provided on a lease-by-lease basis.

Exploratory expenses, including geological and geophysical expenses and annual delay rentals, are charged to expense as incurred. Exploratory drilling costs, including the cost of stratigraphic test wells, are initially capitalized, but charged to expense if and when the well is determined to be unsuccessful.

  The factors which most significantly affect the Company's results of operations are (i) the sale prices of crude oil and natural gas, (ii) the level of total sales volumes, (iii) the level of lease operating expenses, and (iv) the level of and interest rates on borrowings. Total sales volumes and the level of borrowings are significantly impacted by the degree of success the Company experiences in its efforts to acquire oil and gas properties and its ability to maintain or increase production from its existing oil and gas properties through its development activities. The following table reflects certain historical operating data for the periods presented:

                                                              SIX MONTHS ENDED
                                                                 JANUARY 31,
                                                              -----------------
                                                                1997     1996
                                                              -------- --------
      Net Sales Volumes:
        Oil (Mbbls)..........................................      137      237
        Natural gas (Mmcf)...................................     1178     1872
        Oil equivalent (MBOE)................................      333      549
      Average Sales Prices:
        Oil (per Bbl)........................................ $  19.48 $  12.56
        Natural gas (per Mcf)................................ $   2.18 $   1.70
      Operating Expense per BOE of Net Sales:
        Lease operating...................................... $   6.77 $   5.74
        Severance tax........................................ $   0.90 $   0.76
        General and administrative........................... $   8.10 $   2.81
        Depreciation, depletion and amortization............. $  10.41 $   4.73

  Average sales prices received by the Company for oil and gas have historically fluctuated significantly from period to period. Fluctuations in oil prices during these periods reflect market uncertainties as well as concerns related to the global supply and demand for crude oil. Average gas prices received by the Company fluctuate generally with changes in the spot market price for gas. Spot market gas prices have generally declined in recent years because of lower worldwide energy prices as well as excess deliverability of natural gas in the United States. Relatively modest changes in either oil or gas prices significantly impact the Company's results of operations and cash flow and could significantly impact the Company's borrowing capacity.

  The Company entered into hedging arrangements in April 1995 designed to offset fluctuations in oil and gas prices through financial instruments. For the six months ended January 31, 1997 the Company has experienced a net loss of $1,711,829 as a result of its hedging program.

  The operating data table reflects the adoption of Financial Accounting Standards No. 121, the issuance of restricted common stock to the employees and the recognition of a gas balancing liability due to the Company's overproduced status.

  Three months ended January 31, 1997. Total revenues from the Company's operations for the quarter ended January 31, 1997 were $1,428,058 compared to $3,129,142 for the quarter ended January 31, 1996. Revenues decreased over the comparable period a year earlier due to the negative effect of the product hedges ($1,711,829), which was partially offset by higher product prices.

  Depreciation, depletion and amortization decreased to $862,406 from $1,351,353 a year earlier as a result of lower sales volumes and a reduced oil and gas property base.

  Lease operating expenses were $1,091,733 for the three-month period ending January 31, 1997 compared to $1,909,659 for the period ending January 31, 1996. The decrease in lease operating expenses are due to the sale of non-strategic oil and gas properties and shutting in various marginal operated properties.

  General and administrative expenses increased from $798,105 during the quarter ended January 31, 1996 to $802,691 for the period ending January 31, 1997. The increase is a result of legal fees associated with the Alliance merger.

  The net loss for common shareholders for the quarter ended January 31, 1997 was $1,973,952 ($.09 per share) compared to a net loss of $431,223 ($.02 per share) for the previous year. The increase in the loss was a result of lower sales volumes and increased hedging costs.

  Six months ended January 31, 1997. Total revenues from the Company's operations for the six months ended January 31, 1997 were $4,145,875 compared to $6,588,470 for the six months ended January 31, 1996. Revenues decreased over the comparable period a year earlier due to the negative effect of the product hedge ($1,711,829) a gas imbalance adjustment ($231,327) and lower sales volumes due to oil and gas property sales (499,439).

  Depreciation, depletion and amortization increased to $3,469,957 from $2,599,332 for the six months ended January 31, 1996 due to the first quarter SFAS 121 impairment adjustment partially offset by second quarter reductions in the oil and gas property base.

  Lease operating expenses were $2,557,281 for the current six month period compared to $3,471,175 for the same period a year earlier. The reduction is principally due to a reduction in the property base as a result of the sale of non-strategic oil and gas properties.

  General and administrative expenses increased from $1,545,968 during the six months ended January 31, 1996 to $2,697,435 for the same period in the current fiscal year due to issuance of restricted stock to the employees and additional legal fees associated with the Alliance merger.

  The net loss for the six months ended January 31, 1997 was $5,929,463 compared to a loss of $1,406,473 for the same period a year earlier. The increase in the loss was directly attributable to the asset impairments, the issuance of restricted employee stock and the negative effect of the product and interest rate hedge agreements between the Company and its principal lender.

CAPITAL RESOURCES AND LIQUIDITY

  The Company's capital requirements relate primarily to the acquisition of developed oil and gas properties and undeveloped leasehold acreage and exploration and development activities. In general, because the Company's oil and gas reserves are depleted by production, the success of its business strategy is dependent upon a continuous acquisition and exploration and development program.

  Historically, the Company's operating needs and capital expenditures have been funded by borrowings under its bank credit facilities and cash flow from operations. As a result of significant capital expenditures since 1991, the Company has experienced a decrease in its short-term liquidity and a decline in its working capital. In connection with the Company's acquisition of Germany Oil Company in April 1995, the Company's new credit facility provided a source of long-term financing. As a result of the Germany acquisition, the Company assumed approximately $4.3 million in liabilities and accounts payable which created a significant working capital deficit. The Company immediately began a program designed to reduce these liabilities through negotiated reductions in amounts owed and term payments out of the Company's cash flow. At January 31, 1997 the Company had current assets of $3.1 million and current liabilities of $30.3 million which resulted in negative working capital of $27.2 million.. The Company's working capital deficit is primarily due to the current liability classification of all indebtedness of the Company to its principal bank, and increases in royalty and vendor payables resulting from the Company's inability to fund its current obligations due primarily to product hedging losses. Subject to the availability of capital, the Company intends to continue to pursue its program to achieve an orderly liquidation of the Germany Oil indebtedness. Management plans to reduce the working capital deficit include curtailment of the development of its undeveloped properties, strategic sales of certain of its oil and gas properties, and the aggressive reduction of administrative and such other costs that have been determined to be nonessential. Management plans also include consideration of alliances or other partnership arrangements or potential merger opportunities. There can be no assurance that, without an infusion of additional debt or equity capital, the Company will be able to timely liquidate these liabilities. As part of the Company's effort to reduce its working capital shortage, the Company has entered into the proposed merger transaction with Alliance Resources Plc.

  For the six months ended January 31, 1997, the Company's operating activities resulted in positive cash flow of $905,645 compared to a negative cash flow of $100,538 for the six months ended January 31, 1996. The improvement in cash flow is due to additional cash provided by operating activities through continued deferral of paying obligations of the Company which resulted in increased accounts payable.

  Investing activities of the Company provided $2,579,646 in net cash flow for the six months ended January 31, 1997 to fund the Company's oil and gas activities. Investing activities of the Company used $588,297 in net cash flow for the six months ended January 31, 1996. The increase in investing activities in fiscal 1997 was primarily due to property sales and the payoff of the Okland Petroleum note receivable.

  Financing activities used $3,476,958 in net cash flow for the six months ended January 31, 1997 compared to $801,988 used in net cash flow for the six months ended January 31, 1996. The decrease from 1996 was a result of the monthly amortization of the Company's indebtedness to its principal bank, the payoff of the Oakland note and accelerated principal payments due to property sales. As a result of the Company's default under certain provisions of its credit facility with Bank of America, the Company does not currently anticipate being able to increase its level of borrowing under such credit facility.

  The domestic spot price for crude oil has ranged from $11.00 to $40.00 per barrel over the past ten years. To the extent that crude oil prices continue fluctuating in this manner, the Company expects material fluctuations in revenues from quarter to quarter which, in turn, could adversely affect the Company's ability to timely service its debt to its principal bank and fund its ongoing operations and could, under certain circumstances, require a write-down of the book value of the Company's oil and gas reserves.

  Since the Company is engaged in the business of acquiring producing oil and gas properties, from time to time it acquires certain non-strategic and marginal properties in some of its purchases. A portion of the Company's on-going profitability is related to the disposition of these non-strategic properties on a regular basis. The Company expects to continue to pursue sales of these types of properties in the future. In most cases the revenue from these properties is insignificant and in many cases does not exceed the lease operating expense. As a result, a portion of the Company's capital resources are generated by the sale of oil and gas properties. Sales of non-strategic and minor interest oil and gas properties accounted for $106,520 of gains in the first six months. The Company expects to pursue a more aggressive policy of disposition of oil and gas properties in fiscal 1997.

CAPITAL EXPENDITURES

  The timing of most of the Company's capital expenditures is discretionary. Currently there are no material long-term commitments associated with the Company's capital expenditure plans. Consequently, the Company has a significant degree of flexibility to adjust the level of such expenditures as circumstances warrant. The Company primarily uses internally generated cash flow and proceeds from the sale of oil and gas properties to fund capital expenditures, other than significant acquisitions, and to fund its working capital deficit. If the Company's internally generated cash flows should be insufficient to meet its debt service or other obligations, the Company may reduce the level of discretionary capital expenditures or increase the sale of non-strategic oil and gas properties in order to meet such obligations. The level of the Company's capital expenditures will vary in future periods depending on energy market conditions and other related economic factors. The Company anticipates that its cash flow will not be sufficient to fund its domestic operations and debt service at their current levels for the next year. As a result, the Company anticipates that it will be necessary to increase the level of sales of the Company's oil and gas properties or seek additional equity capital, of which there can be no assurance. As a result, it is likely that capital expenditures will exceed cash provided by operating activities in years where significant growth occurs in the Company's oil and gas reserve base. In such cases, additional external financing is likely to be required. The Company's proposed merger with Alliance Resources Plc, if completed, would be a source of such equity capital.

  Exclusive of potential acquisitions and subject to the availability of capital, the Company presently anticipates capital expenditures in fiscal 1997 of approximately $800,000 for oil and gas property enhancement activities.

FINANCING ARRANGEMENTS

  Since July 31, 1991, the Company has made 12 acquisitions of oil and gas properties. These acquisitions have been financed primarily through borrowings under the Company's bank credit facilities and through internal cash flow. The Company's acquisition of Germany Oil Company, including the cash portion of the purchase price paid by the Company for the volumetric production payments and overriding interests acquired from ENRON Reserve Acquisition Corp. and the cash portion of the consideration paid by the Company pursuant to the exchange offer, were financed through borrowings by the Company under a credit facility pursuant to a Credit Agreement dated as of March 31, 1995 (the "Credit Agreement") between Bank of America, NT and SA ("Bank") and the Company's wholly-owned subsidiaries, LaTex Petroleum, Germany Oil and LaTex/GOC Acquisition ("Borrowers"). In addition, under the new credit facility the Company and the Borrowers refinanced the Company's then existing indebtedness to the Company's former principal lender. The Company and its wholly owned subsidiary, ENPRO, have guaranteed the obligations of the Borrowers under the Credit Agreement.

  Under the Credit Agreement, the Bank agreed to make loans to the Borrowers
(i) in the amount of $23,000,000 (the "Acquisition Loan") for the purposes of refinancing the Borrower's then existing indebtedness, partially funding the acquisition of Germany Oil and for working capital, and (ii) in the amount of $2,000,000 (the "Development Loan") for additional approved development drilling, workover or recompletion work on oil and gas properties mortgaged by the Borrowers to the bank as security for the loans under the Credit Agreement. On January 31, 1997, the outstanding balance of the loan was $18,751,482.

  Advances under the Credit Agreement maintained from time to time as a "Base Rate Loan" bear interest, payable monthly, at a fluctuating rate equal to the higher of (i) the rate of interest announced from time to time by the Bank as its "reference rate", plus 1%, or (ii) the "Federal Funds Rate" (as defined in the Credit Agreement) plus 1 1/2%.

  Advances under the Credit Agreement maintained from time to time as a "LIBO Rate Loan" bear interest, payable on the last day of each applicable interest period (as defined in the Credit Agreement), at a fluctuating rate equal to the LIBO Rate (Reserve Adjusted) (as defined in the Credit Agreement) plus 2%. As of January 31, 1997, all advances to the Company under the Credit Agreement are maintained as LIBO Rate Loans which currently bear interest at the annual rate of 7.4375%.

  Principal on any loans under the Credit Agreement is currently repayable in monthly installments of $322,500 (net of Oakland Petroleum's monthly principal payment of $42,500) plus an additional payment equal to the positive difference, if any, between the net proceeds from Borrower's oil and gas production (as defined in the Credit Agreement) times a variable dedicated percentage (as defined in the Credit Agreement) and the minimum monthly payment. All unpaid principal and accrued interest under the Credit Agreement is due March 31, 2000. The Oakland Petroleum portion of the debt was paid off December 4, 1996.

  The Company's indebtedness to the Bank under the Credit Agreement is secured by mortgages on all of the Company's producing oil and gas properties and pledges of the stock of the Company's subsidiaries, LaTex Petroleum, Germany Oil Company, LaTex/GOC Acquisition and ENPRO. On a semi-annual basis, the value of the oil and gas properties securing loans under the Credit Agreement is redetermined by the Bank based upon its review of the Company's oil and gas reserves. To the extent that the aggregate principal amount of all loans under the Credit Agreement exceeds the collateral value as determined by the Bank, the Company must either pay the Bank an amount sufficient to eliminate such excess, or provide additional oil and gas properties as security for the loans having a value satisfactory to the Bank.

  Under the Credit Agreement, the Company has also granted an affiliate of the Bank an overriding royalty interest in all of the Company's existing producing oil and gas properties, other than those situated in the State of Oklahoma (the "Bank ORRI"). The Bank ORRI is 6.3% of Company's net revenue interest in each property. The Bank is not entitled to the Bank ORRI on any property acquired after closing of the financing. On the later to occur of (i) March 31, 1998 or (ii) at such time as the Bank has received a 15% internal rate of return on the $25,000,000 commitment amount under the Credit Agreement, the Bank ORRI will be adjusted downward to 2.1%.

  As a condition to the Bank making the loans under the Credit Agreement, the Company's subsidiary, LaTex Petroleum, has entered into hedging agreements designed to enable the Company to obtain agreed upon net realized prices for the Company's oil and gas production and designed to protect the Company against fluctuations in interest rates with respect to the principal amounts of all loans under the Credit Agreement. Under the current hedging arrangements with the Bank, the Company presold certain volumes of its gas production for a three year period beginning April 1, 1995 at a fixed price of $1.806 per MMBTU. The dedicated annual volumes for gas average 2,605,384 Mmcf in fiscal 1996, 1,948,592 Mmcf in fiscal 1997 and 1,115,296 Mmcf in fiscal 1998. In addition, the Company placed a price "collar" on certain volumes of its oil production between $16.50 per barrel and $19.82 per barrel. The dedicated annual volumes for oil average 324,228 Bbls in fiscal 1996, 279,828 Bbls in fiscal 1997 and 170,344 Bbls in fiscal 1998. Interest rate protection was provided based on an interest rate swap at 7.47%. The effect of these hedging arrangements has been to reduce the Company's working capital in fiscal 1997 and 1996 by $1,967,141 and $1,979,956 respectively, as a result of additional payments to the Bank above scheduled principal and interest payments.

  The Credit Agreement contains affirmative and negative covenants which impose certain restrictions and requirements on the Company, including: limitations on the amount of additional indebtedness the Company may incur; prohibition against payment by the Company of cash dividends; requirements that the Company maintains a current ratio (current assets to current liabilities) of at least 1.0 to 1.0, tangible net worth of at least $5.0 million, no less than $500,000 in cash equivalent investments on hand at any given time, and no less than $500,000 in working capital; limitations on the ability of the Company to sell assets or to merge or consolidate with or into any other person; and requirements that the Company maintain a consolidated current ratio of at least 1.0 to 1.0 and consolidated tangible net worth of at least $10 million.

  During the year ended July 31, 1996, the Company was in violation of various provisions of the Credit Agreement. The Company has acknowledged to the Bank these events of default and, pursuant to a Forbearance Agreement between the Company and the Bank dated July 23, 1996, as amended, the Bank agreed to delay enforcement of its rights under the Credit Agreement and related loan documents as a result of these events of default until the earlier of November 29,1996, the occurrence of any default by the Company under the Credit Agreement, or the Company's cure of the defaults. The Forbearance Agreement has been amended to extend the Bank's agreement to forbear any action on the Company's default through March 31, 1997. Under the terms of the Forbearance Agreement, the Company agreed to (a) obtain promissory notes from Imperial Petroleum, Inc. ("Imperial"), Wexford Technology, Inc. ("Wexford"), and LaTex Resources International evidencing their indebtedness to the Company at August 16, 1996 in the amounts of $677,705, $1,372,799 and $3,363,000, respectively,
(b) obtain from Imperial a lien on and security interest in certain of Imperial's assets (subject to existing perfected liens and security interests) to secure Imperial's indebtedness to the Company, and (c) pay all unpaid overriding royalties due LaSalle Street National Resources Corporation in three monthly installments, beginning August 1, 1996, with interest at the Bank's prime rate plus two percent. The Company is currently in compliance with all conditions required by the Bank for adherence to the Forebearance Agreement.

  In addition, in accordance with the requirements of the Forbearance Agreement, the Company and Bank entered into Amendment No. 2 to Amended and Restated Credit Agreement dated as of August 16, 1996

("Amendment No. 2") pursuant to which each of the Borrowers and Guarantors under the Credit Agreement granted Bank a security interest in substantially all of their assets which had not otherwise been previously pledged to the Bank under the Credit Agreement. In addition, the Company granted to the Bank a security interest in the indebtedness owed to the Company by Imperial, Wexford and LaTex, together with a security interest in the collateral pledged to the Company by Imperial to secure Imperial's indebtedness to the Company, which consists primarily of unpatented mining claims in the states of Arizona and Montana. In addition, the Company granted the Bank a security interest in the shares of common stock Wexford and Imperial owned by the Company.

  The Company has dedicated a significant portion of its available revenues and cash flows to remaining current in its payment obligations to the Bank. In addition, proceeds from sales of oil and gas properties by the Company have been used to further reduce the Company's indebtedness to the Bank, with only limited amounts of such proceeds being made available to fund the Company's working capital needs. As a result, the Company continues to fall further behind in making required payments to royalty owners and vendors. The effect of the continuation of this policy, over the long term, will be to increase the Company's accounts payable while reducing its debt to the Bank. Because the level of required payments to the Bank remains constant over the terms of the Credit Agreement, the rate at which the Company's accounts payable deficit increases will become greater with time and, ultimately may jeopardize certain of the Company's oil and gas leases.

  The Company believes that its cash flow from operations will be insufficient to meet its anticipated capital requirements for the foreseeable future. As a result, the Company will be required to increase the level of sales of its oil and gas properties, seek additional equity capital, or restructure its existing Credit Agreement with the Bank, none of which can be assured. However, because future cash flows and the availability of debt or equity financing are subject to a number of variables, such as the level of production and the prices of oil and gas, there can be no assurance that the Company's capital resources will be sufficient to maintain current operations or planned levels of capital expenditures.

SEASONALITY

  The results of operations of the Company are somewhat seasonal due to seasonal fluctuations in the price for crude oil and natural gas. Recently, crude oil prices have been generally higher in the third calendar quarter and natural gas prices have been generally higher in the first calendar quarter. Due to these seasonal fluctuations, results of operations for individual quarterly periods may not be indicative of results which may be realized on an annual basis.

INFLATION AND PRICES

  In recent years, inflation has not had a significant impact on the Company's operations or financial condition. The generally downward pressure on oil and gas prices during most of such periods has been accompanied by a corresponding downward pressure on costs incurred to acquire, develop and operate oil and gas properties as well as the costs of drilling and completing wells on properties.

  In connection with the execution of the Credit Agreement with the Bank, the Company has entered into a crude oil and natural gas hedging arrangement designed to enable the Company to receive a net realized price of not less than $1.81 per MMBtu of natural gas and $16.50 per barrel of crude oil on sale of the volumes of crude oil and natural gas set forth in the Credit Agreement.

  Prices obtained for oil and gas production depend upon numerous factors that are beyond the control of the Company, including the extent of domestic and foreign production, imports of foreign oil, market demand, domestic and world-wide economic and political conditions, and government regulations and tax laws. Prices for both oil and gas have fluctuated significantly in 1996 and 1995. The following table sets forth the average price received by the Company for each of the three periods listed and the effects of the hedging arrangement described below.

                              OIL           OIL           GAS           GAS
                          (EXCLUDING    (INCLUDING    (EXCLUDING    (INCLUDING
                          THE EFFECTS   THE EFFECTS   THE EFFECTS   THE EFFECTS
                          OF HEDGING    OF HEDGING    OF HEDGING    OF HEDGING
                         TRANSACTIONS) TRANSACTIONS) TRANSACTIONS) TRANSACTIONS)
                         ------------- ------------- ------------- -------------
Six Months Ended July
 31, 1997...............    $19.48        $14.90         $2.18         $1.26
Year Ended July 31,
 1996...................    $15.73        $15.24         $2.03         $1.67
Year Ended July 31,
 1995...................    $12.86        $12.86         $1.48         $1.48

  The Company has entered into a master agreement to hedge the price of its oil and natural gas. The purpose of the hedging arrangement is to provide protection against price drops and to produce a measure of stability in the volatile environment of oil and natural gas spot pricing.

                          PART II - OTHER INFORMATION

ITEM 1. LEGAL PROCEEDINGS

  In addition to the litigation set forth in the Company's annual report in the Company's form 10-K, the Company is a named defendant in lawsuits, is a party in governmental proceedings, and is subject to claims of third parties from time to time arising in the ordinary course of business. While the outcome to lawsuits or other proceedings and claims against the Company cannot be predicted with certainty, management does not expect these additional matters to have a material adverse effect on the financial position of the Company.

ITEM 2. CHANGES IN SECURITIES

  Not applicable.

ITEM 3. DEFAULTS UPON SENIOR SECURITIES

  Not applicable.

ITEM 4. SUBMISSION TO MATTERS TO A VOTE OF SECURITY HOLDERS

  Not applicable.

ITEM 5. OTHER INFORMATION

  Not applicable.

ITEM 6. EXHIBITS AND REPORTS ON FORM 8-K

  (a) Exhibits

   SEC
 EXHIBIT
   NO.                       DESCRIPTION OF EXHIBITS
 -------                     -----------------------
   (2)   Plan of Acquisition, Reorganization, Arrangement Liquidation or
         Succession
         Not Applicable.
   (4)   Instruments Defining the Rights of Security Holders, Including
         Indentures
         Not Applicable.
  (10)   Material Contacts
         Not Applicable.
  (11)   Statement re Computation of Per-Share Earnings
         Not Applicable
  (15)   Letter re Unaudited Interim Financial Information
         Not Applicable.
  (18)   Letter re Change in Accounting Principles
         Not Applicable.
  (19)   Report Furnished to Security Holders
         Not Applicable.
  (22)   Published Report Regarding Matter submitted to Vote of Security
         Holders
         Not Applicable.
  (23)   Consents of Experts and Counsel
         Not Applicable.
  (24)   Power of Attorney
         Not Applicable.

   SEC
 EXHIBIT
   NO.                   DESCRIPTION OF EXHIBITS
 -------                 -----------------------
  (27)   Financial Data Schedule
         *27.1 Financial Data Schedule of LaTex Resources, Inc.
  (99)   Additional Exhibits
         Not Applicable.

--------
* Filed Herewith.

  (b) Reports on Form 8-K
    Not Applicable.

                                   SIGNATURES

  Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                          LaTex Resources, Inc.

                                                     /s/ John L. Cox
                                          By:__________________________________
                                               John L. Cox, Vice President
                                               and Chief Financial Officer

Date: March 14, 1997